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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12b-25

                                                 Commission File Number: 1-12198
                                                                         -------

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                  [ ] Form N-SAR

For Period Ended:  MARCH 27, 1999

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

                                                For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I. REGISTRANT INFORMATION

Full name of registrant:  FERROFLUIDICS CORPORATION
                          -------------------------

Former name if applicable



Address of principal executive office (Street and number):  40 SIMON STREET
                                                            ---------------

City, State and Zip Code:  NASHUA, NEW HAMPSHIRE  03061
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                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Ferrofluidics Corporation (the "Company") is unable to meet its filing date for the Form 10-Q for the quarter ended March 27, 1999 without unreasonable effort or expense. The Company has requested further advice from its accountants regarding the allocation under generally accepted accounting principles of certain costs to discontinued operations in prior periods. Due to these circumstances, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-Q within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     WILLIAM B. FORD, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, (603) 883-9800

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On April 22, 1999, the Company reported net income of $39,000, or $0.01 per share (basic and diluted), for the third quarter of the current fiscal year, compared to a net loss of $2,442,000 or $0.39 per


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share (basic and diluted), in the third quarter of the previous fiscal year. The
Company also reported that income from continuing operations was the same
$39,000 in the third quarter of the current fiscal year, as compared to income of $654,000, or $0.11 per share (basic and diluted), in the third quarter of the previous fiscal year.


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                                     FERROFLUIDICS CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  May 10, 1999        By: /S/ WILLIAM B. FORD
                              ------------------------------------------
                              William B. Ford
                              Vice President and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).